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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. __)*

                            Broadcom Corporation
------------------------------------------------------------------------------
                              (Name of Issuer)

                            Class A Common Stock
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  11132010
                         --------------------------
                               (CUSIP Number)

                               April 16, 1998
                         --------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                             Page 1 of 6 pages

-----------------------------                     --------------------------
 CUSIP NO.  11132010                 13G              PAGE 2 OF 6 PAGES
-----------------------------                     --------------------------

----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON:  General Instrument Corporation
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 36-4134221

----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                      (a)|_|
                                                                      (b)|X|

----------------------------------------------------------------------------
  3    SEC USE ONLY


----------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

----------------------------------------------------------------------------
                           5   SOLE VOTING POWER
                               2,250,000 shares of Class A Common Stock (see
                               response to Item 2(d))
       NUMBER OF
         SHARES          ---------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
         OWNED BY              0
          EACH
       REPORTING         ---------------------------------------------------
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 2,250,000 shares of Class A Common Stock (see
                               response to Item 2(d))

                         ---------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0

----------------------------------------------------------------------------
  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 shares of Class A Common Stock (see response to Item 2(d))

----------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS) |_|

----------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.0% of the Class A Common Stock (see responses to Item 2(d) and
       Item 4(b))

----------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO

----------------------------------------------------------------------------


                             Page 2 of 6 pages

ITEM 1.

(a)         Name of Issuer:  Broadcom Corporation

(b)         Address of Issuer's Principal Executive
            Offices:                                  16215 Alton Parkway
                                                      Irvine, California
                                                      92618


ITEM 2.

(a)         Name of person filing:  General Instrument Corporation

(b)         Address of principal business office, or,
            if none, residence:                       101 Tournament Drive
                                                      Horsham, Pennsylvania
                                                      19044

(c)         Citizenship:  Delaware

(d)         Title of class of securities:  Class A Common Stock1

(e)         CUSIP number:  11132010


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            None of the options apply. This Schedule 13G is being filed pursuant to Rule 13d-1(c).

ITEM 4.     OWNERSHIP

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).

(a)         Amount beneficially owned:  2,250,000

(b)         Percent of class:  5.0%2

--------------------
1 The securities that give rise to General Instrument Corporation's reporting obligation are shares of Class B Common Stock, which are convertible into Class A Common Stock on a share for share basis. Pursuant to Rule 13(d)-3(d)(1)(i), such shares of Class B Common Stock shall be deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of outstanding securities of Class A Common Stock deemed beneficially owned by the person filing this report.

2 The actual percentage of Class A Common Stock owned by General Instrument Corporation is 4.997%; however, the Schedule 13G
     Instructions mandate that this percentage be rounded up to 5%.

(c)         Number of shares as to which the person has:

            (i)   sole power to vote or to direct the vote

                  2,250,000

            (ii) shared power to vote or to direct the vote

                  0

            (iii) sole power to dispose or to direct the disposition of

                  2,250,000

            (iv) shared power to dispose or to direct the disposition of

                  0


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not Applicable


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable


ITEM 9.     NOTICES OF DISSOLUTION OF GROUP:

            Not Applicable


ITEM 10.    CERTIFICATION:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date:  February 4, 1999            GENERAL INSTRUMENT CORPORATION

                                    By:   /s/ Robert A. Scott
                                        -----------------------------------
                                         Name:   Robert A. Scott
                                         Title:  Senior Vice President,
                                                 General Counsel and Secretary